Exhibit 99.1

Materialise Reports Third Quarter 2022 Results

LEUVEN, Belgium—(BUSINESS WIRE)—October 27, 2022 — Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the third quarter ended September 30, 2022.

Highlights – Third Quarter 2022

•	Total revenue increased 11.7% to 58,288 kEUR compared to 52,195 kEUR for the third quarter of 2021.

•	Total deferred revenue from annual software sales and maintenance fees increased by 3,214 kEUR to 38,359 kEUR compared to December 31, 2021.

•	Adjusted EBITDA was 5,072 kEUR, compared to 9,739 kEUR for the 2021 period.

•	Net profit for the third quarter of 2022 was 1,413 kEUR, or 0.02 EUR per diluted share, compared to 8,657 kEUR, or 0.15 EUR per diluted share, for the 2021 period.

Executive Chairman Peter Leys commented, “Demand for the products and solutions of each of our three segments remained solid even in these uncertain macro-economic times. Materialise’s revenue increased by almost 12% compared to the same period last year and our deferred revenue from annual software sales and maintenance fees increased by almost 10% compared to December 31, 2021. As a result of our continued investment in our growth businesses, but also because of inflation and, in particular our increased labor costs, our Adjusted EBITDA for the quarter was 5,072 kEUR compared to 9,739 kEUR for the third quarter of 2021. Our results included operational investments in Identify3D, a developer of AM cloud security systems that we acquired on September 1, 2022.”

Third Quarter 2022 Results

Total revenue for the third quarter of 2022 increased 11.7% to 58,288 kEUR from 52,195 kEUR for the third quarter of 2021. Adjusted EBITDA amounted to 5,072 kEUR for the third quarter of 2022 compared to 9,739 kEUR for the 2021 period. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the third quarter of 2022 was 8.7%, compared to 18.7% for the third quarter of 2021.

Revenue from our Materialise Software segment increased 3.8% to 10,863 kEUR for the third quarter of 2022 from 10,468 kEUR for the same quarter last year. Segment EBITDA decreased, including the effect of ongoing investments in Link3D and Identify3D, to 202 kEUR from 3,708 kEUR while the segment EBITDA margin was 1.9% compared to 35.4% for the prior-year period.

Revenue from our Materialise Medical segment increased 13.1% to 21,391 kEUR for the third quarter of 2022 compared to 18,910 kEUR for the same period in 2021. Segment EBITDA amounted to 4,765 kEUR for the third quarter of 2022 compared to 5,251 kEUR while the segment EBITDA margin was 22.3% compared to 27.8% for the third quarter of 2021.

Revenue from our Materialise Manufacturing segment increased 14.1% to 26,033 kEUR for the third quarter of 2022 from 22,817 kEUR for the third quarter of 2021. Segment EBITDA amounted to 2,530 kEUR compared to 3,546 kEUR for the same period last year, while the segment EBITDA margin was 9.7% compared to 15.5% for the third quarter of 2021.

Gross profit was 32,042 kEUR compared to 31,076 kEUR for the same period last year, while gross profit as a percentage of revenue decreased to 55.0% compared to 59.5% for the third quarter of 2021.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 24.5% to 33,491 kEUR for the third quarter of 2022 from 26,900 kEUR for the third quarter of 2021.

Net other operating income increased to 1,166 kEUR from 355 kEUR for the third quarter of 2021.

Operating result amounted to (282) kEUR compared to 4,529 kEUR for the third quarter of 2021.

Net financial result was 2,173 kEUR compared to 4,203 kEUR for the third quarter of 2021.

The third quarter of 2022 contained income tax expenses of (478) kEUR, compared to (75) kEUR in the third quarter of 2021.

As a result of the above, net profit for the third quarter of 2022 was 1,413 kEUR, compared to 8,657 kEUR for the same period in 2021. Total comprehensive income for the third quarter of 2022, which includes exchange differences on translation of foreign operations, was 1,638 kEUR compared to 8,272 kEUR for the 2021 period.

At September 30, 2022, we had cash and cash equivalents of 150,621 kEUR compared to 196,028 kEUR at December 31, 2021. Gross debt amounted to 83,925 kEUR, compared to 99,107 kEUR at December 31, 2021. As a result, our net cash position (cash and cash equivalents less gross debt) was 66,696 kEUR, a decrease of 30,225 kEUR, and included the effect of our call option exercise to acquire 100% of the shares of Link3D, and of our acquisition of Identify3D.

Cash flow from operating activities for the third quarter of the year 2022 was 3,840 kEUR compared to 4,388 kEUR for the same period in 2021. Total capital expenditures for the third quarter of 2022 amounted to 9,441 kEUR.

Net shareholders’ equity at September 30, 2022 was 236,559 kEUR compared to 232,577 kEUR at December 31, 2021.

2022 Guidance

Mr. Leys concluded, “The revenue growth posted by each of our segments during the first nine months of this year strengthens our confidence that our full year 2022 revenues will be at least 10% higher than in 2021. While inflation and pressure on the labor market, which are higher and more persistent than we expected at the beginning of 2022, weigh on our results, we continue to make prudent investments in select growth businesses. As a result, we continue to expect that our consolidated EBITDA for the full year 2022 will be in the range of 20 mEUR to 25 mEUR.”

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 0.9748, the reference rate of the European Central Bank on September 30, 2022.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the third quarter of 2022 on Thursday, October 27, 2022, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

•

To access the conference call by phone, please click the link below at least 15 minutes prior to the scheduled start time and you will be provided with dial-in details. Participants can choose to dial in or to receive a call to connect to Materialise’s conference call.

•	https://register.vevent.com/register/BI66dc4a1f45c744f2ad3d85501fc27140

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the current armed conflict in Ukraine and the COVID-19 pandemic and related public health measures, as well as the related actions we are taking in response), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s most recent actual results to differ materially from our expectations, including risk factors described in the company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended September 30,			for the nine months ended September 30,
In ‘000	2022	2022	2021(*)	2022	2021(*)
	U.S.$	€	€	€	€
Revenue	56,819	58,288	52,195	169,319	148,461
Cost of Sales	(25,584)	(26,245)	(21,119)	(76,236)	(64,378)
Gross Profit	31,235	32,042	31,076	93,083	84,084
Gross profit as % of revenue	55.0%	55.0%	59.5%	55.0%	56.6%
Research and development expenses	(9,078)	(9,313)	(6,602)	(26,074)	(19,982)
Sales and marketing expenses	(14,815)	(15,198)	(12,413)	(44,841)	(35,730)
General and administrative expenses	(8,754)	(8,980)	(7,885)	(26,089)	(23,449)
Net other operating income (expenses)	1,137	1,166	355	2,603	2,318
Operating (loss) profit	(275)	(282)	4,529	(1,318)	7,239
Financial expenses	(2,057)	(2,110)	2,334	(4,671)	(3,182)
Financial income	4,175	4,283	1,869	9,800	4,426
Share in loss of joint venture	—	—	—	—	—
(Loss) profit before taxes	1,843	1,891	8,732	3,812	8,483
Income Taxes (*)	(466)	(478)	(75)	(1,377)	(101)
Net (loss) profit for the period (*)	1,377	1,413	8,657	2,435	8,382
Net (loss) profit attributable to:	—
The owners of the parent	1,385	1,421	8,660	2,457	8,386
Non-controlling interest	(8)	(8)	(3)	(21)	(4)
Earning per share attributable to owners of the parent
Basic (*)	0.02	0.02	0.15	0.04	0.15
Diluted (*)	0.02	0.02	0.15	0.04	0.15
Weighted average basic shares outstanding	59,064	59,064	58,731	59,064	55,935
Weighted average diluted shares outstanding	59,089	59,089	58,944	59,099	56,206

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the nine months ended September 30 income taxes and net profit is (46)k€.

The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the three months ended September 30 income taxes and net profit is 5 k€.

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended September 30,			for the nine months ended September 30,
In 000€	2022	2022	2021(*)	2022	2021(*)
	U.S.$	€	€	€	€
Net profit (loss) for the period (*)	1,377	1,413	8,657	2,435	8,382
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	219	225	(385)	1,291	1,590
Non-recycling
Fair value adjustments through OCI—Equity instruments	—	—	—	(0)	48
Other comprehensive income (loss), net of taxes	219	225	(385)	1,291	1,638
Total comprehensive income (loss) for the year, net of taxes	1,596	1,638	8,272	3,726	10,020
Total comprehensive income (loss) attributable to:
The owners of the parent	1,604	1,646	8,275	3,748	10,023
Non-controlling interests	(8)	(8)	(3)	(21)	(3)

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the nine months ended September 30 income taxes and net profit is (46)k€.

The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the three months ended September 30 income taxes and net profit is 5 k€.

Consolidated statement of financial position (Unaudited)

	As of September 30,	As of December 31,
In 000€	2022	2021
Assets
Non-current assets
Goodwill	50,190	18,726
Intangible assets	38,710	31,668
Property, plant & equipment	92,335	84,451
Right-of-Use assets	8,520	9,054
Investments in joint ventures	—	—
Deferred tax assets	217	227
Investments in convertible loans	3,431	3,560
Investments in non-listed equity instruments	399	399
Other non-current assets	4,948	7,520
Total non-current assets	198,750	155,605
Current assets
Inventories	15,532	11,295
Trade receivables	42,329	41,541
Other current assets	8,374	8,940
Cash and cash equivalents	150,621	196,028
Total current assets	216,856	257,803
Total assets	415,606	413,408

	As of September 30,	As of December 31,
In 000€	2022	2021
Equity and liabilities
Equity
Share capital	4,487	4,489
Share premium	233,869	233,872
Retained earnings and other reserves	(1,797)	(5,784)
Equity attributable to the owners of the parent	236,559	232,577
Non-controlling interest	(21)	1
Total equity	236,538	232,578
Non-current liabilities
Loans & borrowings	58,126	72,637
Lease liabilities	5,004	5,268
Deferred tax liabilities	4,239	4,371
Deferred income	6,932	4,952
Other non-current liabilities	1,027	2,168
Total non-current liabilities	75,328	89,396
Current liabilities
Loans & borrowings	17,593	17,849
Lease liabilities	3,202	3,353
Trade payables	25,038	20,171
Tax payables	1,128	783
Deferred income	36,112	33,306
Other current liabilities	20,667	15,972
Total current liabilities	103,740	91,434
Total equity and liabilities	415,606	413,408

Consolidated statement of cash flows (Unaudited)

	for the nine months ended September 30,
In 000€	2022	2021*
Operating activities
Net (loss) profit for the period (*)	2,435	8,382
Non-cash and operational adjustments
Depreciation of property plant & equipment	11,335	11,460
Amortization of intangible assets	4,859	3,780
Impairment of goodwill and intangible assets	—	—
Share-based payment expense	(121)	(878)
Loss (gain) on disposal of property, plant & equipment	59	43
Movement in provisions	(506)	7
Movement reserve for bad debt and slow moving inventory	(42)	154
Financial income	(9,771)	(4,426)
Financial expense	5,009	3,182
Impact of foreign currencies	98	107
Share in loss (gain) of a joint venture (equity method)	—	—
(Deferred) income taxes (*)	1,384	101
Other non-current liabilities	—	—
Working capital adjustments	9,109	(4,531)
Decrease (increase) in trade receivables and other receivables	(184)	(7,553)
Decrease (increase) in inventories and contracts in progress	(4,356)	(1,770)
Increase (decrease) in deferred revenue	3,815	(56)
Increase (decrease) in trade payables and other payables	9,834	4,848
Income tax paid & Interest received	(262)	108
Net cash flow from operating activities	23,587	17,490

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on Net profit for the period and on (Deferred) income taxes is (46) k€.

	for the nine months ended September 30,
In 000€	2022	2021
Investing activities
Purchase of property, plant & equipment	(16,066)	(4,827)
Purchase of intangible assets	(3,422)	(2,439)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	319	295
Acquisition of subsidiary (net of cash)	(29,355)	—
(Convertible) Loans granted	—	1,239
Investment in subsidiary, net of cash acquired	—	(1,680)
Net cash flow used in investing activities	(48,523)	(7,412)
Financing activities
Repayment of loans & borrowings	(15,182)	(11,169)
Repayment of leases	(2,566)	(2,841)
Capital increase	—	85,787
Interest paid	(1,665)	(1,652)
Other financial income (expense)	1,378	2,740
Net cash flow from (used in) financing activities	(18,035)	72,865
Net increase/(decrease) of cash & cash equivalents	(42,972)	82,943
Cash & Cash equivalents at the beginning of the year	196,028	111,538
Exchange rate differences on cash & cash equivalents	(2,433)	465
Cash & cash equivalents at end of the period	150,621	194,946

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,
In 000€	2022	2021 (*)	2022	2021 (*)
Net profit (loss) for the period (*)	1,413	8,657	2,435	8,382
Income taxes (*)	478	75	1,377	101
Financial expenses	2,110	(2,334)	4,671	3,182
Financial income	(4,283)	(1,869)	(9,800)	(4,426)
Depreciation and amortization	5,378	5,314	16,194	15,240
Share in loss of joint venture	—	—	—	—
EBITDA	5,096	9,843	14,876	22,480
Share-based compensation expense (1)	(24)	(104)	(121)	(878)
Acquisition-related expenses of business combinations (2)	—	—	—	405
Adjusted EBITDA	5,072	9,739	14,755	22,007

(1)	Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represents expenses incurred in connection with the acquisition of our option to buy Link3D.
(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the nine months ended September 30 income taxes and net profit is (46)k€.

The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the three months ended September 30 income taxes and net profit is 5 k€.

Segment P&L (Unaudited)

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended September 30, 2022
Revenues	10,863	21,391	26,033	58,288	0	58,288
Segment (adj) EBITDA	202	4,765	2,530	7,497	(2,425)	5,072
Segment (adj) EBITDA %	1.9%	22.3%	9.7%	12.9%		8.7%
For the three months ended September 30, 2021
Revenues	10,468	18,910	22,817	52,196	(0)	52,195
Segment (adj) EBITDA	3,708	5,251	3,546	12,506	(2,767)	9,739
Segment (adj) EBITDA %	35.4%	27.8%	15.5%	24.0%		18.7%

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the nine months ended September 30, 2022
Revenues	31,989	60,592	76,739	169,319	0	169,319
Segment (adj) EBITDA	2,955	12,466	6,722	22,144	(7,388)	14,755
Segment (adj) EBITDA %	9.2%	20.6%	8.8%	13.1%		8.7%
For the nine months ended September 30, 2021
Revenues	30,719	52,686	65,199	148,604	(142)	148,461
Segment (adj) EBITDA	10,266	14,313	5,252	29,831	(7,826)	22,004
Segment (adj) EBITDA %	33.4%	27.2%	8.1%	20.1%		14.8%

(1)

Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,
In 000€	2022	2021 (*)	2022	2021 (*)
Net profit (loss) for the period (*)	1,413	8,657	2,435	8,382
Income taxes (*)	478	75	1,377	101
Financial cost	2,110	(2,334)	4,671	3,182
Financial income	(4,283)	(1,869)	(9,800)	(4,426)
Share in loss of joint venture	—	—	—	—
Operating (loss) profit	(282)	4,529	(1,318)	7,239
Depreciation and amortization	5,378	5,314	16,194	15,240
Corporate research and development	592	710	2,057	2,191
Corporate headquarter costs	2,491	2,463	7,103	6,907
Other operating income (expense)	(681)	(511)	(1,892)	(1,745)
Segment adjusted EBITDA	7,497	12,506	22,144	29,831

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the nine months ended September 30 income taxes and net profit is (46)k€.

The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the three months ended September 30 income taxes and net profit is 5 k€.